                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  9 )*
                                             ---
                            Cliffs Drilling Company
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   18682C100
                         ---------------------------------
                                (CUSIP Number)


                            Joseph D. Lehrer, Esq.
        10 S. Broadway, Suite 2000, St. Louis, MO 63102 (314) 241-9090
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 May 21, 1996
                 -------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                            Page  1  of  7  Pages
                                       -----

CUSIP NO.  18682C100                  13D                 Page  2  of  7  Pages
         ----------------------                                ----   ----
- --------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John D. Weil, SS# ###-##-####

- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  / /
                                                                       (b)  /X/

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

            PF

- --------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
    NUMBER OF
                        201,005, subject to the disclaimer contained in Item 5.
     SHARES       --------------------------------------------------------------
                   8  SHARED VOTING POWER
  BENEFICIALLY
                         11,679, subject to the disclaimer contained in Item 5.
    OWNED BY      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
      EACH
                        201,005, subject to the disclaimer contained in Item 5.
   REPORTING      --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
     PERSON
                         11,679, subject to the disclaimer contained in Item 5. WITH
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         376,978, subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /
         5.10%
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN

- --------------------------------------------------------------------------------
                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  18682C100                                                Page 3 of 7

                        AMENDMENT NO. 9 TO SCHEDULE 13D

     The Reporting Person reported the acquisition of shares of the Common Stock, $.01 par value ("Common Stock"), of Cliffs Drilling Company ("Issuer") in an initial filing of this Schedule 13D on August 9, 1989, as amended by Amendment No. 1 filed October 11, 1989, Amendment No. 2 filed January 29, 1991, Amendment No. 3 filed December 22, 1993, Amendment No. 4 filed February 15, 1994, Amendment No. 5 filed April 8, 1994, Amendment No. 6 filed October 19, 1994, Amendment No. 7 filed January 20, 1995 and Amendment No. 8 filed May 9, 1996. In this regard, Item 4, Item 5 and Item 6 are hereby amended as follow:
All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

     The owners listed in Item 5 purchased the Common Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Common Stock of the Issuer, based upon their respective investment decisions. The Reporting Person has been a member of the Board of Directors of the Issuer since August 8, 1989. The Reporting Person is also a member of the Board of Directors of Todd Shipyards, Inc., a Delaware corporation which owns approximately 50,000 shares of Common Stock of the Issuer. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Issuer;

    (e) any other material change in the Issuer's business or corporate structure;

    (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

CUSIP NO.  18682C100                                                 Page 4 of 7

ITEM 5.  Interest in Securities of the Issuer.

    (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 376,978 shares of Common Stock in the manner hereinafter described:

                                                                       Percentage of
                               Relationship to                         Outstanding
   Shares Held in Name of      Reporting Person      Number of Shares  Securities
- -----------------------------  --------------------  ----------------  --------------------
John D. Weil                   Reporting Person          138,439              1.87%

Mark S. Weil                   Brother                    28,939               .39%

Richard K. Weil, Jr.           Brother                    46,072               .62%

Paula K. Weil                  Sister                     45,666               .62%

RKW Management Services, L.P.  Partnership                41,780               .57%
                               Controlled by
                               Reporting Person

Mark S. Weil and John D.       Nephew                     3,893                .05%
Weil, Trustees for Daniel D.
Weil (Item 10 Trust)

Mark S. Weil, Trustee for      Trust for Nephew           7,000                .09%
Daniel D. Weil, ex. by
Richard K. Weil

Daniel D. Weil                 Nephew                     6,393                .09%

Mark S. Weil and John D.       Nephew                     3,893                .05%
Weil, Trustees for Alexander
P. Weil (Item 10 Trust)

Mark S. Weil, Trustee for      Trust for Nephew           3,000                .04%
Alexander P. Weil, ex. by
Richard K. Weil

Mark S. Weil, Trustee for      Trust for Nephew           8,651                .12%
Alexander P. Weil Trust
dated June 5, 1995

John D. Weil, Trustee for      Trust for Daughter         7,000                .09%
Victoria L. Weil, ex. by
Richard K. Weil

John D. Weil, Trustee for      Daughter                   3,893                .05%
Victoria L. Weil (Item 10
Trust)

Victoria L. Weil               Daughter                   6,000                .08%

John D. Weil, Trustee for      Trust for Son              6,000                .08%
Gideon J. Weil, ex. by
Richard K. Weil

John D. Weil, Trustee for      Son                        3,893                .05%
Gideon J. Weil (Item 10
Trust)

Gideon J. Weil                 Son                        7,787                .11%

CUSIP NO.  18682C100                                                 Page 5 of 7


Richard K. Weil, Jr. and       Nephew                     3,893                .05%
John D. Weil, Trustees for
Samuel J. G. Weil (Item 10
Trust)

Samuel J.G. Weil               Nephew                     2,893                .04%

Gabriel I. Weil                Nephew                     1,893                .03%
                                                        --------             ------
TOTAL                                                    376,978              5.10%
                                                        ========             ======
                                                                     (-.01 rounding error)

     The foregoing percentages assume that the Issuer has 7,390,928 shares of Common Stock outstanding.

     All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as the sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. Except for Common Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, or in the name of a partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

     AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO.  18682C100                                                 Page 6 of 7

     (c)

                                                                                      Transaction
      Sale in the Name of          Date    Number of Shares  Net Price Per Share      Made Through
- --------------------------------  -------  ----------------  -------------------  --------------------
Mark S. Weil                      5/20/96       10,000             28 1/8           Jefferies & Co.

John D. Weil                      5/20/96       20,000             28 1/8           Jefferies & Co.

Mark S. Weil                      5/21/96       10,000             28 1/8           Jefferies & Co.

John D. Weil                      5/21/96       30,000             28 1/8           Jefferies & Co.

Paula K. Weil                     5/23/96       20,000             28 1/8           Jefferies & Co.

Mark S. Weil, Trustee for         5/23/96       2,000                28             Jefferies & Co.
Alexander P. Weil Trust dated
June 5, 1995

Mark S. Weil, Trustee for Daniel  5/23/96       2,000                28             Jefferies & Co.
D. Weil, ex. by Richard K. Weil

Mark S. Weil, Trustee for         5/23/96       2,000                28             Jefferies & Co.
Alexander P. Weil, ex. by
Richard K. Weil

John D. Weil, Trustee for         5/23/96       2,000                28             Jefferies & Co.
Victoria L. Weil, ex. by
Richard K. Weil

John D. Weil, Trustee for         5/23/96       2,000                28             Jefferies & Co.
Gideon J. Weil, ex. by Richard
K. Weil

Richard K. Weil, Jr.              5/24/96       18,700             28.023           Jefferies & Co.

John D. Weil                      5/29/96       13,000             28 9/16          Jefferies & Co.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person is Trustee of several of the trusts mentioned in Item
5. The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5, including the trustees and beneficiaries of all of the trusts mentioned in Item 5. The Reporting Person is also a member of the Board of Directors of Todd Shipyards, Inc., a Delaware corporation, which presently owns approximately 50,000 shares of the outstanding Common Stock of the Issuer. The Reporting Person and Todd Shipyards, Inc. do not have any agreements with respect to the securities of the Issuer.

CUSIP NO.  18682C100                                                 Page 7 of 7


ITEM 7.  Material to be Filed as Exhibits.

     None.


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/  John D. Weil
                                        --------------------------------------
                                        John D. Weil

                                        May 30, 1996